

Mail Stop 3561

February 11, 2009

Patrick Day
Chief Executive Officer
Indestructible I, Inc.
50 West Broadway 10th Floor
Salt Lake City, UT 84101

> **Re: Indestructible I, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 28, 2009**
> **File No. 333-154787**

Dear Mr. Day:

We have reviewed your response to our letter dated November 24, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>General</u>

1. We note your response to our prior comment 3. Please continue to revise the entire registration statement to remove all marketing language or provide us with support for those statements. Some additional examples include:

    - "[w]e are committed to manufacturing bumpers that offer the purchaser the absolute best vehicle protection from front end collisions with other vehicles or wildlife etc." on page 9;
    - "[i]ndestructible I has future plans to design and manufacture an aftermarket bumper for the commercial truck industry that will provide superior protection against a direct front end collision with another vehicle, a large moose or other wildlife resulting in a savings of safety, time and money" on page 9;
    - "[i]ndestructible I plans to have stringent quality controls in place to assure that their customers never have to come back to us with any concerns with their new bumper or the bumpers mounting brackets" on page 9; and
    - "[w]e believe we can save money by waiting until such time as these companies have a lull in business and are looking to avoid layoffs" on page 9.

About Our Company, page 1

2. Please disclose who "it" is in the last sentence of the second paragraph of this section. Please also disclose whether you have a timeframe for or any plans to obtain the additional financing you need to commence your operations and how much additional financing you need in order to commence your operations. Please also revise any other sections of the prospectus as appropriate.

Summary Financial Data, page 1

3. Please disclose where the audited June 30, 2008 balance sheet data was derived from given that the only financial statements filed are the December 31, 2008 financial statements. Please also clarify whether the December 31, 2008 balance sheet data came from audited financial statements.

We Will Require Financing To Achieve Our Current Business Strategy…, page 2

4. We note your response to our prior comment 14. Please clarify whether the $254,499 is the amount you need to continue operations over the next twelve months or the total amount of financing you need to achieve your current business strategy. If it is the amount you need to achieve your current business strategy, please disclose the amount you will need to continue operations over the next twelve months.

Our Future Success is Dependent, in Part, on the Performance…, page 2

5. We note your response to our prior comment 15. Please disclose in the prospectus that Mr. Day will devote 100% of his time to the Company once it is in a position to produce revenues. Please also include a discussion of what is meant by "in a position to produce revenues."

Patrick Day And Richard M. Day, Jr. Our Officers And Directors Do Not Currently Receive Any Compensation For Their Services, page 3

6. We note your response to our prior comment 10. Please disclose, if known, what would trigger Mr. Day or Mr. Day, Jr. requesting compensation or receiving compensation from the company.

Selling Security Holders, page 5

7. Please revise the footnotes for this table to include the beneficial ownership information for Kristin Jones and Patrick Jones.

Light Truck Bumpers, page 8

8. We reissue our prior comment 25. Please provide an estimate of the amount spent on research and development activities. Refer to Item 101(h)(4)(x) of Regulation S-K. In providing this estimate, please disclose how much was spent to test your bumpers to support your statements second to last paragraph and third to last paragraph on page 8 and your statement that your custom truck bumper will cost customers less than a standard replacement bumper.

Manufacturing, page 9

9. We note your response to our prior comment 27 and reissue in part. What is the range of the number of bumpers the machine shops in Salt Lake City can manufacture depending on how busy they are with other jobs? How many bumpers can be manufactured by the machine shop in Los Angeles? When do you plan to enter into agreements with any of these machine shops to start manufacturing your bumpers?

Financial Statements, page 12

10. We note your response to our prior comment 30. Please move the financial statements to the back of the prospectus directly before the back cover to the prospectus.

Plan of Operation, page 14

11. We reissue our prior comment 31. Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities. Specifically discuss each step to design, manufacture and market the bumpers. Include any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Revenues/Expenditures, page 14

12. We note your response to our prior comment 32. We did not see any disclosure on the basis for the projections that you make throughout this section made for your cost of production and projected revenue and expenditures. Please provide a discussion of and support for these projections that are made in this section. Your must have a reasonable basis for all projections. If there is no reasonable support for these projections, delete them.

Directors, Executive Officers, Promoters and Control Persons, page 16

13. Please advise or revise to clarify the discrepancy between the disclosure which states that Mr. Day, Jr. "has spent over 20 years in the oil and gas industry" and the disclosure which notes that Mr. Day, Jr. originally started in the oil and gas industry in 1994.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Gary S. Eaton, Esq.
       Anslow & Jaclin, LLP
       Fax: (732) 577-1188